SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period April 1, 1998 through June 30, 1998.

The requested information for the reporting period April 1, 1998 through June 30, 1998, is as follows:


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                         CPL       PSO         SWEPCO        WTU         TOTAL

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PERIOD OF TIME
RAILCARS ARE            None       None         None         None
LEASED TO              during     during       during       during
NON-AFFILIATES         quarter    quarter      quarter      quarter
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NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES            0          0            0            0           0
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REVENUE                  $0         $0           $0           $0          $0
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VARIABLE COST            $0         $0           $0           $0          $0
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CONTRIBUTION             $0         $0           $0           $0          $0
TO FIXED COST
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AVERAGE NUMBER OF
RAILCARS OWNED           485        754         1,247          0         2,486
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                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 28th day of July, 1998.

                                        Central Power and Light Company

                                        /S/ R. RUSSELL DAVIS
                                            R. Russell Davis
                                            Controller and Chief
                                             Accounting Officer